Stephanie L. Hunsaker Senior Assistant Chief Accountant Division of Corporation Finance US Securities and Exchange Commission 100 F Street, N E Washington DC 20549 United States 9 September 2011	Rajan Kapoor Group Chief Accountant Level 12 280 Bishopsgate London EC2M 4RB Telephone: 020 7672 0202 Facsimile: 0207672 1424

Dear Ms Hunsaker

The Royal Bank of Scotland Group plc
Form 20-F for the Fiscal Year Ended December 31, 2010
Filed March 31, 2011
Form 20-F/Afor the Fiscal Year Ended December 31, 2010
Filed July 20, 2011
Form 6-K
Filed August 12, 2011
File No. 001-10306

Further to our telephone conversation of 8 September 2011, we will endeavour to respond to your letter dated 18 August 2011 by mid October.

Yours sincerely

/s/ Rajan Kapoor
Rajan Kapoor

The Royal Bank of Scotland Group plc
Registered in Scotland No 45551
Registered Office: 36 St Andrew Square,
Edinburgh EH2 2YB